                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                         VIRGINIA FINANCIAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $5.00
                         (Title of Class of Securities)

                                   927810101
                                 (CUSIP Number)

                               JEFFREY W. FARRAR
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                  VIRGINIA COMMONWEALTH FINANCIAL CORPORATION
                             102 SOUTH MAIN STREET
                               CULPEPER, VA 22701
                                 (540) 825-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 12, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Virginia Commonwealth Financial Corporation/54-1542438
________________________________________________________________________________
2.  Check the Appropriate Box if a Member of Group (See Instructions)

  (a) [ ]

  (b) [ ]

________________________________________________________________________________
3.  SEC Use Only

_______________________________________________________________________________
4.  Source of Funds (See Instructions)

    WC
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

________________________________________________________________________________

6.  Citizenship or Place of Organization

    Virginia
________________________________________________________________________________
Number of       7.  Sole Voting Power
Shares              791,950*
Beneficially    _________________________
Owned by        8.  Shared Voting Power
Each                none
Reporting       _________________________
Person          9.  Sole Dispositive Power
With                791,950*
               _________________________________________________________________
               10.  Shared Dispositive Power
                    none
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     791,950*
________________________________________________________________________________
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

_______________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     19.9%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     HC
_____________________________________________________________________________

* Up to 791,950 shares of common stock, par value $5.00 of Virginia Financial Corporation ("VFNL Common Stock"), a Virginia corporation ("VFNL" or the "Issuer"), covered by this statement are obtainable by Virginia Commonwealth Financial Corporation, a Virginia corporation ("Virginia Commonwealth"), upon exercise of the Option as defined and described in Item 4 below, if the Option were exercisable on the date hereof. Virginia Commonwealth expressly disclaims beneficial ownership of any such shares. Prior to the existence of the Option, Virginia Commonwealth was not entitled to any rights of a stockholder of VFNL with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is in the control of Virginia Commonwealth. Dispositive and voting powers are summarized in Items 4 and 5 below.


ITEM 1.  SECURITY AND ISSUER.

  (a)  This Schedule 13D relates to VFNL Common Stock.

  (b) The principal executive offices of the Issuer are located at 24 South Augusta Street, Staunton, Virginia 24401.


ITEM 2.  IDENTITY AND BACKGROUND.

  This statement is filed by Virginia Commonwealth Financial Corporation, a Virginia corporation. Virginia Commonwealth is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The address of Virginia Commonwealth's principal executive offices is 102 S. Main Street, Culpeper, Virginia 22701.

  The name, residence or business address, principal occupation or employment and principal business address of any corporation or other organization in which such employment is conducted as to each of the directors and non-director executive officers of Virginia Commonwealth is set forth on Annex A hereto and incorporated herein by reference. All such individuals are United States citizens.

  During the last five years, Virginia Commonwealth has not and, to the best of its knowledge, none of the persons listed in Annex A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  It is presently anticipated that, should any purchase of VFNL Common Stock be made by Virginia Commonwealth pursuant to the Option Agreement described below in response to Item 4, or otherwise, the source of any funds used in any such purchase would be the available cash, cash equivalents, available for sale securities and bank financing of Virginia Commonwealth.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The following description of the terms of the Agreement and Plan of Reorganization, dated as of June 12, 2001, between VFNL and Virginia Commonwealth, and a related Plan of Merger (collectively, the "Merger Agreement"), and the Stock Option Agreement, dated as of June 12, 2001, between Virginia Commonwealth and VFNL (the "Option Agreement") and the transactions contemplated by the Merger Agreement and the Option Agreement, is qualified in its entirety by reference to the Merger Agreement and the Option Agreement, each of which is incorporated herein by reference. Copies of the Merger Agreement and the Option Agreement have been filed as exhibits to this statement. Capitalized terms used and not otherwise defined herein have the meanings given to them in the Merger Agreement or Option Agreement, as applicable.

The Merger Agreement
--------------------

     Pursuant to the Merger Agreement, Virginia Commonwealth and VFNL will merge (the "Merger") and the continued operation of the combined company will be under the name "Virginia Financial Group, Inc." ("VFG"). The Merger Agreement provides that each share of Virginia Commonwealth common stock, $2.50 par value, outstanding immediately prior to the Effective Date of the Merger (as such terms are defined in the Merger Agreement) will be converted into the right to receive
1.4391 shares of VFG common stock, par value $5.00 per share ("VFG Common Stock"). Each share of VFNL Common Stock, outstanding immediately prior to the Effective Date of the Merger will be exchanged for one share of VFG Common Stock and remain outstanding.

     The Merger is subject to the approval of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), the Virginia State Corporation Commission, the approval of the stockholders of each of VFNL and Virginia Commonwealth, and the satisfaction of various other terms and conditions set forth in the Merger Agreement. It is anticipated that the Merger will be completed in the fourth quarter of 2001.

The Option Agreement and the Option
-----------------------------------

     As an inducement and a condition to Virginia Commonwealth's entering into the Merger Agreement, VFNL entered into the Option Agreement pursuant to which VFNL granted Virginia Commonwealth an option (the "Option") entitling Virginia Commonwealth to purchase up to 791,950 (or such lesser amount as shall constitute 19.9% of the outstanding shares of VFNL Common Stock on the date of exercise) fully paid and nonassessable shares of VFNL Common Stock at a price of $26.00 per share (the "Option Price"), subject to adjustment in certain circumstances.

     In the event of any change in VFNL Common Stock by reason of stock dividends, stock splits, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the Option Agreement so that Virginia Commonwealth shall receive, upon exercise of the Option, the number of shares that Virginia Commonwealth would have received in respect of the VFNL Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of the VFNL Common Stock are issued after the date of the Option Agreement (other than pursuant to an event described in the preceding sentence or pursuant to the exercise of warrants or options to acquire shares of VFNL Common Stock outstanding as of the date of the Merger Agreement or that may be issued after the date of the Merger Agreement without constituting a breach thereof), the number of shares of VFNL Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of VFNL Common Stock previously issued pursuant the Option Agreement, equals 19.9% of the number of shares of the VFNL Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     Subject to applicable law, regulatory restrictions and other certain conditions, Virginia Commonwealth may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing. The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Date of the Merger; (ii) upon termination of the Merger Agreement in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by VFNL of a Specified Covenant (as defined in the Merger Agreement) or (B) the failure of VFNL to obtain shareholder approval of the Merger Agreement by the vote required under applicable law, in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Merger Agreement based upon a material breach by VFNL of a Specified Covenant or the failure of VFNL to obtain shareholder approval of the Merger Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

     As defined in the Option Agreement, "Purchase Event" means the occurrence of any of the following events or transactions occurring after June 12, 2001:

     1. VFNL or any of its Subsidiaries, without having received Virginia Commonwealth's prior written consent, shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with VFNL or any Subsidiary thereof, (ii) purchase, lease or otherwise acquire all or substantially all of the business, assets or deposits of VFNL or any Subsidiary thereof, or (iii) purchase or otherwise acquire directly from VFNL or any subsidiary thereof securities representing 10% or more of the voting power of VFNL or such subsidiary;

     2. any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of VFNL Common Stock after the date hereof (the term "beneficial ownership" for purposes of the Option Agreement has the meaning assigned to it in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations promulgated thereunder); or

     3. any person shall have made a bona fide proposal to VFNL by public announcement or written communication that is or becomes the subject of public disclosure to acquire VFNL by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the board of directors of VFNL shall have recommended that the shareholders of VFNL approve or accept such proposal and not the Merger Agreement.

     As provided in the Option Agreement, in the event that Virginia Commonwealth is entitled to and wishes to exercise the Option, it must send to VFNL a written notice (the date of which is referred to in the Option Agreement as the "Notice Date") specifying (1) the total number of shares of VFNL Common Stock which Virginia Commonwealth intends to purchase pursuant to such exercise and (2) a place and date for the closing that shall not be less than three business days nor more than 60 business days from the Notice Date; provided, however, that if prior notification to or approval of any federal or state authority is required in connection with such purchase, Virginia Commonwealth will promptly file and expeditiously process the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to such provision will run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period has passed.

     Under the Bank Holding Company Act of 1956, as amended, Virginia Commonwealth may not directly or indirectly acquire more than 5% of the outstanding shares of any class of voting securities of VFNL without application to and prior approval from the Federal Reserve Board.

     The Option may be assigned by Virginia Commonwealth in certain circumstances, subject to the terms and conditions described in the Option Agreement.

     In addition, any shares of VFNL Common Stock purchased upon the exercise of the Option may be resold by Virginia Commonwealth pursuant to registration rights under the Option Agreement.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     (a) As a result of the Option Agreement and the receipt of the Option thereunder, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, Virginia Commonwealth may be deemed to own beneficially 791,950 shares of VFNL Common Stock (or such lesser amount as shall constitute 19.9% of the outstanding shares of VFNL Common Stock on the date of exercise), constituting approximately 19.9% of the shares of VFNL Common Stock issued and outstanding as of June 12, 2001. Virginia Commonwealth expressly disclaims any beneficial ownership of the 791,950 shares of VFNL Common Stock that are obtainable by Virginia Commonwealth upon exercise of the Option because the Option is exercisable only in the circumstances set forth in the Option Agreement, which is described in Item 4 hereof, none of which has occurred as of the date hereof and only then with regulatory approval (if, as a consequence, Virginia Commonwealth would own more than 5% of the outstanding shares of VFNL Common Stock).

  To the best knowledge of Virginia Commonwealth, none of Virginia Commonwealth's directors and executive officers beneficially own any shares of VFNL Common Stock.

     As of the date of the Option Agreement, Virginia Commonwealth did not own, either directly or beneficially, any shares of VFNL Common Stock. There have been no transactions in shares of the VFNL Common Stock by Virginia Commonwealth, or, to the best knowledge of Virginia Commonwealth, by any of Virginia Commonwealth's directors and executive officers, during the past 60 days.

     (b) If Virginia Commonwealth were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of VFNL Common Stock covered thereby.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the Option Agreement and the Merger Agreement described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any person or to the best knowledge of Virginia Commonwealth, among any of Virginia Commonwealth's executive officers and directors or between any of Virginia Commonwealth's executive officers and directors and any other person, with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits to this Schedule 13D:

  99-a. Agreement and Plan of Reorganization, dated as of June 12, 2001, between Virginia Financial Corporation and Virginia Commonwealth Financial Corporation, and a related Plan of Merger.

  99-b. Stock Option Agreement, dated as of June 12, 2001, between Virginia Financial Corporation and Virginia Commonwealth Financial Corporation.

                                   SIGNATURE

  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2001

                           VIRGINIA COMMONWEALTH FINANCIAL CORPORATION



                           By:    /s/ Jeffrey W. Farrar
                                -----------------------
                               Name:  Jeffrey W. Farrar
                               Title: Executive Vice President and
                                      Chief Financial Officer

                                    ANNEX A


                                 Directors and Executive Officers of Virginia
                                 --------------------------------------------
Commonwealth Financial Corporation
----------------------------------


Directors of Virginia Commonwealth Financial Corporation

                                      Served as                         Principal Occupation
         NAME                    Director Since (1)          During Past Five Years and Business Address
         -----                   -------------------         ------------------------------------------
O. R. Barham, Jr.                       1996                 President and Chief Executive Officer
                                                             Virginia Commonwealth Financial Corporation
                                                             102 South Main Street
                                                             Culpeper, Virginia  22701

E. Page Butler                          1996                 President
                                                             Butler Construction of Virginia
                                                             13001 Lake Anna Village Drive
                                                             Spotsylvania, Virginia  22553

Gregory L. Fisher                       1992                 President
                                                             Eddins Ford, Inc.
                                                             P. O. Box 557
                                                             Madison, Virginia  22727-0557

Marshall D. Gayheart, Jr.               1971                 Retired, Proprietor
                                                             Gayheart Drug Store
                                                             411 Madison Road
                                                             Culpeper, Virginia 22701-3319

Taylor E. Gore                          1975                 Executive Vice President & General Manager
                                                             Culpeper Farmers' Co-Op, Inc.
                                                             P. O Box 2002
                                                             Culpeper, Virginia  22701

Christopher M. Hallberg                 1988                 President
                                                             Hallberg Financial Group
                                                             606 William Street
                                                             Fredericksburg, Virginia  22401

W. Robert Jebson, Jr.                   1990                 President
                                                             Environmental Systems Service, Ltd.
                                                             218 North Main Street
                                                             Culpeper, Virginia  22701

H. Wayne Parrish                        1988                 President & General Manager
                                                             Allmans BBQ
                                                             307 Lafayette Blvd.
                                                             Fredericksburg, Virginia   22401

                                      Served as                         Principal Occupation
         NAME                    Director Since (1)          During Past Five Years and Business Address
         -----                   ------------------          -------------------------------------------
William R. Southworth                   1975                 President
                                                             Caroline Savings Bank
                                                             P. O. Box 860
                                                             Bowling Green, Virginia 22427

Thomas F. Williams, Jr.                 1988                 Attorney
                                                             Franklin, Williams & Cowan
                                                             321 William Street
                                                             Fredericksburg, Virginia  22401

(1)  Includes service as a director of a subsidiary bank of Virginia
     Commonwealth.

Executive Officers who are not Directors of Virginia Commonwealth Financial Corporation

               Name                    Present Principal Occupation              Business Address
               ----                    ----------------------------              ----------------
Jeffrey W. Farrar                   Executive Vice President and Chief         P. O. Box 71
                                    Financial Officer of the                   Culpeper, Virginia  22701
                                    Corporation


                                      A-2